As filed with the Commission on December 14, 2000
                                                     Registration No. 333-______
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------
                                    FORM SB-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            SECURITY BANCSHARES, INC.
                            -------------------------
             (Exact name of registrant as specified in its charter)

     South Carolina                  6711                     57-1064627
--------------------------       --------------           ------------------
(State or other jurisdiction   Primary Standard           (I.R.S. Employer
of incorporation or            Industrial Classifi-       Identification No.)
organization                   cation Code Number

                             451 E. ST. JOHN STREET
                        SPARTANBURG, SOUTH CAROLINA 29306
                                 (864) 621-3674
                    ----------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      MARVIN BOYD, CHIEF EXECUTIVE OFFICER
                            SECURITY BANCSHARES, INC.
                             451 E. ST. JOHN STREET
                        SPARTANBURG, SOUTH CAROLINA 29306
                                 (864) 621-3674
                    -----------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                          WILLIAM P. CRAWFORD, JR. ESQ.
                     WYCHE, BURGESS, FREEMAN & Parham, P.A.
                               POST OFFICE BOX 728
                      GREENVILLE, SOUTH CAROLINA 29602-0728
              (864) 242-8200 (TELEPHONE) (864) 235-8900 (FACSIMILE)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------
                                                            Proposed Maximum     Proposed Maximum         Amount
Title of Each Class                 Amount to               Offering Price       Aggregate                of Registration
of Securities to be Registered      be Registered(1)        Per Unit             Offering Price           Fee(2)
-------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value...       1,000,000               $10.00             $10,000,000              $2,640
-------------------------------------------------------------------------------------------------------------------------

(1)  Based on maximum offering amount.
(2) Determined pursuant to Rule 457(a) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SECURITIES OFFERED IN THIS PROSPECTUS MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SEC IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

THIS IS A PRELIMINARY PROSPECTUS AND IS NOT YET COMPLETE.

                            SECURITY BANCSHARES, INC.

                              A Holding Company for

                          SECURITY NATIONAL BANK, N.A.
                                (IN ORGANIZATION)

               Minimum offering of 550,000 Shares of Common Stock
              Maximum offering of 1,000,000 Shares of Common Stock
                                $10.00 per share
                         -------------------------------

        Security Bancshares, Inc. is offering shares of its common stock to fund the start-up of a new bank named Security National Bank, N.A.. Security Bancshares will be the sole owner of Security National Bank, which will be headquartered in Spartanburg County, South Carolina. Security National Bank is expected to open in the second quarter of 2001, assuming that this offering has been completed by then, and will provide a range of commercial and consumer banking services to individuals and small- to medium-sized businesses. This is Security Bancshares' first offering of stock to the public, and there is no public market for its shares. The shares will not be listed on Nasdaq or any national exchange.

        The offering is scheduled to end on September 30, 2001, but it may be extended to a later date at the Company's discretion. All proceeds from the sale of shares will be placed with an independent escrow agent who will hold the money until (1) at least 550,000 shares are sold and (2) preliminary approvals from bank regulatory agencies to acquire the stock of the new bank have been received. If the minimum shares are not sold before the end of the offering period, all funds received will be returned to the subscribers promptly, without interest. The Company has the right to raise the minimum up to 650,000 shares under certain circumstances.

=======================================================================================================================

                                                     Price To        Underwriting Discounts        Proceeds to Issuer
                                                      Public             and Commissions           or Other Persons(1)
                                                   ------------          ---------------         ---------------------

Per Unit.................................               $10.00               $0                            $10.00

Minimum Total (550,000 shares)...........           $5,500,000               $0                        $5,500,000

Maximum Total (1,000,000 shares).........           $10,000,000              $0                       $10,000,000
=======================================================================================================================

        (1) Before deducting estimated expenses of the Offering of approximately $42,640.00, including registration fees, legal and accounting fees, printing and other miscellaneous expenses payable by Security Bancshares.

        THIS IS A NEW BUSINESS. AS WITH ALL NEW BUSINESSES, AN INVESTMENT WILL INVOLVE RISKS. IT IS NOT A DEPOSIT OR AN ACCOUNT AND IS NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENT AGENCY. YOU SHOULD NOT INVEST IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. SOME OF THE RISKS OF THIS INVESTMENT ARE DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 1.

        NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               December 14, 2000

                                TABLE OF CONTENTS


SUMMARY.................................................................................................................1
   Reasons for Starting Security National Bank..........................................................................1
   Board of Directors and Management....................................................................................1
   Total Funds To Be Raised in The Offering.............................................................................2
   The Offering.........................................................................................................2
   Funds Received Will Be Placed in Escrow..............................................................................3
   Security Bancshares Does Not Plan to Pay Dividends...................................................................3
   Location of Offices..................................................................................................3
   Community Development................................................................................................3

RISK FACTORS............................................................................................................4

THE OFFERING............................................................................................................7
   General..............................................................................................................7
   Conditions to the Offering and Release of Funds......................................................................7
   Plan of Distribution.................................................................................................8
   How to Subscribe.....................................................................................................8

USE OF PROCEEDS.........................................................................................................9
   Use of Proceeds by Security Bancshares...............................................................................9
   Use of Proceeds by Security National Bank............................................................................9

CAPITALIZATION..........................................................................................................9

DIVIDEND POLICY........................................................................................................10

PLAN OF OPERATION......................................................................................................10
   General.............................................................................................................10
   Expenses............................................................................................................10
   Offices and Facilities..............................................................................................11

PROPOSED BUSINESS......................................................................................................11
   General.............................................................................................................11
   Management..........................................................................................................11
   Service Area........................................................................................................12
   Marketing Focus.....................................................................................................12
   Lending Activities..................................................................................................13
   Other Banking Services..............................................................................................16
   Competition.........................................................................................................16
   Community Development Services......................................................................................17
   Employees...........................................................................................................17
   Legal Proceedings...................................................................................................17

SUPERVISION AND REGULATION.............................................................................................17
   Security Bancshares.................................................................................................17
   The Bank............................................................................................................19

                                       i

MANAGEMENT.............................................................................................................23
   General.............................................................................................................23
   Executive Officers and Directors of Security Bancshares.............................................................24
   Employment Agreements and Executive Compensation....................................................................26
   Director Compensation...............................................................................................26
   Interests of Management and Others in Certain Transactions..........................................................26
   Exculpation and Indemnification.....................................................................................27

DESCRIPTION OF CAPITAL STOCK OF SECURITY BANCSHARES....................................................................27
   General.............................................................................................................27
   Common Stock........................................................................................................27
   Preferred Stock.....................................................................................................28
   Antitakeover Effects................................................................................................28
   Shares Eligible for Future Sale.....................................................................................29

LEGAL MATTERS..........................................................................................................29

EXPERTS................................................................................................................29

ADDITIONAL INFORMATION.................................................................................................30


























        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT. NEITHER SECURITY BANCSHARES NOR SECURITY NATIONAL BANK HAS AUTHORIZED ANYONE TO GIVE ANY INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS
PROSPECTUS IS COMPLETE AND ACCURATE AS OF THE DATE ON THE COVER, BUT THE INFORMATION MAY CHANGE IN THE FUTURE.

                                     SUMMARY

        This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information about the offering that is important to you. We encourage you to read the entire prospectus carefully before investing. For your information, Security Bancshares, Inc. is sometimes referred to in this document as the "Company" and Security National Bank is sometimes referred to in this document as the "Bank."

        Security Bancshares, Inc. is raising capital in this offering to fund the start-up of Security National Bank, a national bank which is in the process of being formed. The Bank will be a new locally-owned and operated bank, which focuses in part on providing services to under-served low- and moderate-income neighborhoods in Spartanburg and Greenville, South Carolina. Its initial office will be located in Spartanburg, South Carolina. However, within three months of opening, it expects to open a branch location in Greenville, South Carolina. Security National Bank will be chartered as a national bank and will be a member of the Federal Reserve System. Its deposits will be insured by the Federal Deposit Insurance Corporation (the "FDIC"). Security National Bank expects to receive its final regulatory approvals and open for business in the second quarter of 2001, assuming that this offering has been completed by then. Its initial principal executive offices will be located at:

               451 E. St. John Street
               Spartanburg, South Carolina 29306
               Telephone: (864) 621-3674

REASONS FOR STARTING SECURITY NATIONAL BANK

        The Bank's founders believe there is a need for a bank to provide financial services in low- and moderate- income neighborhoods in Spartanburg and Greenville. Consolidation in the banking industry in Spartanburg and Greenville and the region has eliminated a number of local, non-regional banking institutions. Although certain super regional banks provide services in Spartanburg and Greenville low- and moderate-income neighborhoods, the founders believe that there remains a substantial need for additional depository institutions. In addition, the founders believe that a bank with a community development focus, like Security National Bank intends to have, can address some of the economic problems faced by these under-served neighborhoods, by providing capital and other resources to these individuals and businesses residing in these areas.

BOARD OF DIRECTORS AND MANAGEMENT

     Security Bancshares was founded by the following business leaders most of whom live in the Greenville/Spartanburg area and who will also serve as its initial board of directors:

         Marvin Boyd
         Gregory Fielder
         Clente Flemming
         Fred D. Garrett, Sr.
         Leon C. Rector, Jr.
         James W. Sanders, Sr.
         Albert V. Smith
         Donald R. Smith
         Clinton J. Thompson
         William B. Whitney
         John R. Williams

        In addition to the founders listed above, the following individuals have agreed to serve on the Bank's Professional Advisory Board:

         Member                Title                 Institution Represented
         ------                -----                 -----------------------
         George Andrews       President           Capitol City Bank, Atlanta, GA
         William S. Hummers   Executive VP        Carolina First Bank,
                                                     Greenville, SC
         James H. Starke      Executive VP        Community Capital Corp.,
                                                     Greenwood, SC
         Eddie Y. Francis     Principal           Francis & Company, CPA's,
                                                     Atlanta, GA

        With respect to the management team, Marvin Boyd has agreed to serve as President and CEO. As a result, Mr. Boyd will lead the management teams for both Security Bancshares and Security National Bank as president and chief executive officer. He has over 20 years of banking, finance and regulatory experience.

        We are in the process of identifying and hiring other members of our management team.


TOTAL FUNDS TO BE RAISED IN THE OFFERING

        Security Bancshares seeks to raise at least $5.5 million in this offering. Approximately $5 million will be used to fund the Bank, and the remaining funds will be used to cover start-up expenses and for working capital. Security Bancshares hopes to raise these funds primarily from individuals and businesses in Greenville/Spartanburg area who share the desire to support a new local community bank serving low- and moderate-income neighborhoods in this area.


THE OFFERING

Common stock offered:                              Minimum:     550,000 shares
                                                   Maximum:     1,000,000 shares

Common stock outstanding prior to this offering    15 shares

Common stock to be outstanding after the offering: Minimum:     550,015 shares
                                                   Maximum:     1,000,015shares

Offering price per share:                          $10.00

Use of proceeds:                                   Approximately $5.0 million of
                                                   the first $5.5 million raised
                                                   in this offering will be used
                                                   to capitalize Security
                                                   National Bank. Remaining
                                                   proceeds will be used to pay
                                                   start-up expenses and provide
                                                   working capital. Additional
                                                   net proceeds raised in this
                                                   offering will be used to fund
                                                   the operational  expenses  of
                                                   Security Bancshares and the
                                                   Bank and other general
                                                   corporate purposes, including
                                                   the provision of additional
                                                   capital for the Bank, if
                                                   necessary.

                                                   Security National Bank will
                                                   use the funds it receives
                                                   from Security Bancshares to
                                                   pay expenses, to purchase
                                                   or lease the sites of its
                                                   initial offices, to build and
                                                   furnish its offices,  and to
                                                   provide working capital to
                                                   operate the Bank. See "Use of
                                                   Proceeds" on page 9.

FUNDS RECEIVED WILL BE PLACED IN ESCROW

        Because the Bank cannot be opened without the necessary regulatory approval, all offering proceeds will be placed in escrow with Carolina First Bank, which will serve as an independent escrow agent (the "Escrow Agent"). The Escrow Agent will hold these funds until at least $5.5 million is raised and the Bank obtains at least preliminary regulatory approval to open. Applications for such approval, as well as an application for deposit insurance from the FDIC have been filed. Security Bancshares will file applications with the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the South Carolina State Board of Financial Institutions for Security Bancshares to own Security National Bank. Security Bancshares and the Bank expect to receive all preliminary regulatory approvals by the end of the first quarter of 2001 or sooner. This offering is currently expected to be completed by September 30, 2001, but it may be extended to a later date at the Company's discretion. If these conditions have not been met by the close of the offering, Security Bancshares will refund your subscription in full, without interest, and likely liquidate.

SECURITY BANCSHARES DOES NOT PLAN TO PAY DIVIDENDS

        Because Security Bancshares is a new business, it does not expect to pay dividends in the foreseeable future. Security Bancshares intends to use all available earnings to fund the continued operation and growth of the Bank.

LOCATION OF OFFICES

        The Bank will have its initial offices at 451 E. St. John Street in Spartanburg. This space currently serves as a banking facility for a recently chartered bank, and the Bank has an agreement to lease the space from January 2001 to January 2003. The current tenant will vacate the building by January 12, 2001. The Bank and the Company will share the same office.

        In addition, the Bank plans to establish a branch in Greenville, South Carolina within three months after opening. It is currently actively seeking space for purchase or lease in Greenville. For pro-forma purposes, the Bank estimates that the Greenville office, its fixed assets and furnishings to be purchased for the building will be acquired for $700,000.

COMMUNITY DEVELOPMENT

        Security National Bank is exploring the possibility of establishing a not-for-profit community development corporation subsidiary. Although in the evaluation stages, it is envisioned that the non-profit subsidiary would be involved in outreach programs that assist with educating low- and moderate-income consumers and to promote business and job creation within the low- and moderate- income service areas through the Small Business Administration Investment Division, including educating about the importance of consumer and business reinvestment in their own communities.

                                  RISK FACTORS

        Investing in Security Bancshares' shares is very risky. You should invest only if you determine that you can bear a complete loss of your investment. In your determination, you should carefully consider the following factors, among others:

THIS IS A NEW BUSINESS; NO ONE CAN PREDICT WHETHER IT WILL BE SUCCESSFUL.

        Neither Security Bancshares nor Security National Bank has any operating history. The operations of new businesses are always risky. Because Security National Bank has not yet opened, it does not have historical financial data and similar information which would be available for a financial institution that has been operating for several years.

SECURITY BANCSHARES EXPECTS TO INCUR LOSSES FOR AT LEAST TWO YEARS AND NO ASSURANCE CAN BE GIVEN THAT IT WILL EVER BECOME PROFITABLE.

        In order for Security Bancshares to become profitable, the Bank will need to attract a large number of customers to make deposit and borrow money. This will take time. The Bank expects to incur large initial expenses and may not be profitable for several years. Although Security Bancshares expects to become profitable in its third year, there is a risk that it may never become profitable and that investors will lose part or all of their investment.

THE BANK CANNOT OPEN FOR BUSINESS UNTIL IT RECEIVES REGULATORY APPROVALS, WHICH ARE AT THE DISCRETION OF REGULATORY AGENCIES.

        Security Bancshares and the Bank cannot begin operations until they receive all required regulatory approvals. They will not receive these approvals until they satisfy certain rules and requirements for new banks and bank holding companies imposed by state and federal regulatory agencies. One requirement will be that the Bank receive capital of at least $5 million. Security Bancshares expects to satisfy all requirements and obtain all necessary approvals by the first quarter of 2001, but it may take longer. Because the Bank cannot be opened without regulatory approvals, and to reduce the risks to investors in this offering, all offering proceeds from investors will be placed in escrow as described in the summary.

IT IS POSSIBLE THAT REGULATORY AGENCIES MAY REQUIRE A HIGHER LEVEL OF CAPITALIZATION, WHICH WOULD REQUIRE US TO RAISE THE MINIMUM OFFERING AMOUNT.

        It is possible that state or federal regulatory agencies could require that the Bank receive capital of more than $5 million. If this capital requirement is raised from $5 million, we will be required to increase the minimum amount of this offering accordingly. As a result, the Company reserves the right to raise the minimum offering amount up to $6.5 million. If you have submitted a subscription offer, this could result in your subscription being held longer than it otherwise would or in the Offering being terminated even though it otherwise would not have been.

WE WILL NEED ADDITIONAL CAPITAL IN THE FUTURE AND ADDITIONAL FINANCING MAY NOT BE AVAILABLE; THE TERMS OF ANY FUTURE ISSUED SECURITIES MAY HAVE RIGHTS PREFERENTIAL TO YOURS.

     We currently anticipate that our existing cash resources including all available funds we can draw from our line of credit, will be sufficient to meet our anticipated working capital requirements through 2001. If this offering is not complete by then, we will need to raise additional capital, which could take the form of additional debt or equity issuances or a combination of these, among other things.

     We cannot assure you that we will be able to obtain any additional capital when needed, on terms acceptable to us or at all. If adequate funds are not available or are not available on terms acceptable to us, we will not be able to continue to operate beyond 2001 and will have to terminate this offering.

     If we raise additional funds through issuance of additional equity or convertible debt, these securities may have rights, preferences or privileges equal to, or possibly senior to, the rights of the Common Stock issued in this offering. This could adversely affect the value of your investment.

THE BANK WILL MAKE LOANS TO BORROWERS WITH NON-PRIME CREDIT HISTORIES WHO HAVE AN INCREASED RISK OF DEFAULT.

        Security Bancshares and the Bank anticipate that a number of the Bank's loans may be made in the non-prime credit market, which consists of borrowers who are deemed to be credit-impaired due to various factors. These factors include, among others, the manner in which they have managed previous credit, the existence of prior bankruptcies, the absence or limited extent of their prior credit history or their limited financial resources. Consequently, the Bank's loans, compared to commercial, mortgage and consumer loans made to prime borrowers, may involve a significantly higher probability of default and greater servicing and collection costs. The Bank's profitability will depend in part upon its ability to properly evaluate the collateral and creditworthiness of non-prime borrowers and to efficiently and effectively service and collect its loan portfolio. There can be no assurance that the performance of the Bank's loan portfolio will be maintained, that the Bank's systems and controls will continue to be adequate or that the rate of future defaults and/or losses will be consistent with prior experience or at levels that will maintain the Bank's profitability.

THE BANK WOULD SUFFER LOSSES IF ITS BORROWERS DEFAULT ON THEIR LOANS.

        There are risks inherent in making all loans, and the risks of loan defaults by borrowers is unavoidable in the banking business. These risks include:

o Risks caused by the length of the loan repayment period. Longer repayment periods carry higher risk because of increased uncertainty about the future.

o Risks caused by concentrations in types of loans. For instance, a high percentage of home mortgage loans would be susceptible to a risk of a drop in the value of real estate.

o Risks caused by changes in the local or national economy or a downturn for particular industries.

o    Risks of nonpayment by individual borrowers.

o Risks resulting from uncertainties about the future value of collateral used to secure loans.

        Because the Bank will be smaller than most of its competitors, its loan portfolio will not be as diverse, and these risks will be greater. Also, because the Bank will make loans to non-prime borrowers, these risks will be greater. The Bank will try to limit its exposure to these risks through prudent lending practices and by carefully monitoring the amount of loans made within specific industries, but it cannot eliminate these risks. Substantial credit losses would result in a decrease of its net income or an increase in its net losses, and they could cause a reduction in the amount of the Bank's capital.

SECURITY BANCSHARES AND THE BANK WILL DEPEND HEAVILY ON MR. BOYD; THE BUSINESS WOULD SUFFER IF SOMETHING WERE TO HAPPEN TO HIM OR IF HE WERE TO LEAVE.

     Marvin Boyd will be the president and chief executive officer of Security Bancshares and the Bank. Mr. Boyd will provide valuable services and would be difficult to replace. Security Bancshares and Mr. Boyd have an employment agreement. Nevertheless, if he were to leave, the Bank's business would suffer.

THE OFFERING PRICE OF $10.00 WAS DETERMINED ARBITRARILY AND THE STOCK PRICE WILL FLUCTUATE ONCE THE SHARES BECOME FREELY TRADED AFTER THE OFFERING.

        Because this is a start-up operation which has no historical operations on which to base the offering price, the market price of the stock after the offering may be more susceptible to fluctuations than it otherwise might be. The market price will be affected by the Bank's operating results, which could fluctuate greatly. These fluctuations could result from expenses of operating and expanding Security National Bank, trends in the banking industry, economic conditions in its market area, and other factors which are beyond the Bank's control. If the Bank's operating results are below expectations, the market price of the common stock would probably fall.

SECURITY BANCSHARES MAY NOT HAVE A LARGE NUMBER OF SHAREHOLDERS AFTER THE OFFERING, WHICH MAY LIMIT INVESTORS' ABILITY TO SELL OR TRADE THE SHARES AFTER THE OFFERING.

        There is currently no market for Security Bancshares common stock. The Company does not expect a liquid market for its common stock to develop for several years, if at all. A public market having depth and liquidity depends on having enough buyers and sellers at any given time. Because this a relatively small offering, the Company does not expect to have enough shareholders or outstanding shares to support an active trading market.

THE BANK WILL FACE STRONG COMPETITION FOR CUSTOMERS FROM LARGER AND MORE ESTABLISHED BANKS WHICH COULD PREVENT IT FROM OBTAINING CUSTOMERS; THIS MAY CAUSE THE BANK TO HAVE TO PAY HIGHER INTEREST RATES TO ATTRACT CUSTOMERS.

        Security National Bank will encounter strong competition from existing banks and other types of financial institutions operating in the Spartanburg and Greenville County areas and elsewhere. Some of these competitors have been in business for a long time and have already established their customer base and name recognition. Most are larger than Security National Bank will be and have greater financial and personal resources. Some are affiliated with large regional and national banks, like BB&T, First Union and Bank of America, and offer services, such as extensive and established branch networks and trust services, that Security National Bank either does not expect to provide or will not provide for some time. Due to this competition, the Bank may have to pay higher rates of interest to attract deposits. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that will apply to banks. See "Proposed Business - Competition" on page 16 and "Supervision and Regulation" starting on page 17.

A LOCAL OR NATIONAL ECONOMIC DOWNTURN COULD REDUCE THE BANK'S CUSTOMER BASE, ITS LEVEL OF DEPOSITS, AND DEMAND FOR FINANCIAL PRODUCTS SUCH AS LOANS.

        The Bank will focus its operations in specific areas within Spartanburg and Greenville Counties, South Carolina. While the economy in Spartanburg and Greenville Counties generally has been strong in recent years, an economic downturn in the area would hurt its business.

THE BANK'S PROFITABILITY DEPENDS IN LARGE PART ON THE SPREAD BETWEEN THE INTEREST RATES PAID ON DEPOSITS AND THAT COLLECTED ON LOANS. INTEREST RATES HAVE HISTORICALLY VARIED GREATLY AND CANNOT BE PREDICTED OR CONTROLLED.

        The Bank's profitability will depend to a large extent on the difference between the income earned on loans and other assets and the interest paid on deposits and other borrowings. This difference is largely determined by levels of interest rates. Interest rates have historically varied widely and cannot be controlled or predicted. Large moves in interest rates may decrease or eliminate profitability.

THE BANK MAY NOT BE ABLE TO COMPETE WITH ITS LARGER COMPETITORS FOR LARGER CUSTOMERS BECAUSE ITS LENDING LIMITS WILL BE LOWER THAN THEIRS.

        The Bank will be limited in the amount it can loan a single borrower by the amount of its capital. The legal lending limit is 15% of the Bank's capital and surplus. It is expected that the Bank's initial legal lending limit will be approximately $750,000. However, the Bank intends to impose an internal limit on lending to 80% of this amount, or approximately $600,000. Until the Bank is profitable, it will lose money, which will decrease its capital and therefore its lending limit. Its lending limit will be significantly less than the limit for most of its competitors and may affect its ability to seek relationships with larger businesses in its market area. The Bank intends to accommodate larger loans by selling participations in those loans to other financial institutions.

NOTE REGARDING STATEMENTS ABOUT THE FUTURE:

        This prospectus contains certain "forward-looking statements" concerning Security Bancshares and Security National Bank and their operations, performance, financial conditions, and likelihood of success. These statements are based on many assumptions and estimates. Their actual results will depend on many factors which cannot be accurately predicted, including those discussed above. Many of these risks and factors are beyond the Company's control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements.

                                  THE OFFERING

GENERAL

        Security Bancshares is offering a minimum of 550,000 shares and a maximum of 1,000,000 shares of its common stock at a price of $10.00 per share to raise between $5.5 million and $10.0 million. The minimum purchase for any investor is fifty (50) shares and the maximum purchase is 4.9% of the offering, although the Company may accept subscriptions for more or less. If state or federal regulators require the bank to receive more than $5 million in capitalization, the Company has the option to raise the minimum amount of the offering accordingly, to a maximum of $6.5 million (650,000 shares).

        The organizers may purchase a significant number of shares in the offering, including a substantial portion of the minimum offering. All shares purchased by the organizers will be for investment and not intended for resale. Because purchases by the organizers may be substantial, you should not assume that the sale of a specified minimum offering amount indicates the merits of this offering.

        The Company must receive your subscription for shares before midnight, Eastern Standard Time, on September 30, 2001, unless all of the shares are sold earlier or the offering is terminated or extended. The Company reserves the right to terminate the offering at any time or to extend the expiration date to a later date. Extension of the expiration date might cause an increase in the Company's expenses. The Company does not have to give you any prior written notice of an extension. If the Company extends the offering, any subscriptions the Company has already accepted will still be binding. The Company does, however, intend to communicate quarterly with all subscribers and inform you of any extensions of the offering. Once the Company is subject to the reporting requirements of the Securities Exchange Act of 1934, the Company will file periodic reports with the Securities and Exchange Commission and will make such reports available to shareholders who request a copy.

        Accepted subscriptions will be binding and may not be revoked except with the Company's consent. The Company reserves the right to cancel or reject any or all of any subscription, for any reason or for no reason at all, before or after acceptance until the proceeds of this offering are released from escrow. The Company may also allocate shares among subscribers if the offering is oversubscribed; however, the Company believes that it will not have to adjust subscribers for the minimum number of shares. In deciding which subscriptions to accept, the Company may take into account any factors, including:

     o    the order in which subscriptions are received,
     o a subscriber's potential to do business with or to direct customers to the Bank, and
     o    its desire to have a broad distribution of stock ownership.

If the Company rejects any subscription, or accepts a subscription but subsequently elects to cancel all or part of such subscription, the Company will refund the amount remitted for shares for which a subscription is rejected or canceled. The Company will issue certificates for shares which have been subscribed and paid for promptly after the Company receive the funds out of escrow.

CONDITIONS TO THE OFFERING AND RELEASE OF FUNDS

        The Company will place all subscription proceeds with an independent Escrow Agent. The Escrow Agent will hold these funds, and no shares will be issued, until:

     o The Company has accepted subscriptions and payment in full for a minimum of 550,000 shares at $10.00 per share;

     o The Company has obtained approval from the Federal Reserve and the South Carolina State Board of Financial Institutions for Security Bancshares to acquire the stock of the Bank; and

If Security Bancshares terminates the offering or if the offering period expires before these conditions are satisfied, then:

     o    The  Company  will  cancel   accepted   subscription   agreements  and
          subscribers in the offering will not become shareholders;

     o The funds held in the escrow account will not be subject to the claims of any of the Company's creditors or available to defray the expenses of this offering;

     o The Company will return the full amount of all subscription funds promptly to subscribers, with interest earned.

        The Escrow Agent has not investigated the desirability, advisability, or merits of a purchase of the shares. The Escrow Agent will invest escrowed funds in interest-bearing savings accounts, short-term United States Treasury securities, FDIC-insured bank deposits, or such other investments as the Company agrees with the Escrow Agent. The Company does not intend to invest the subscription proceeds held in escrow in instruments that would mature after the expiration date of the offering.

        If the conditions for releasing subscription funds from escrow are met and the funds are released but the Company does not receive final regulatory approval to operate the Bank, or if the Bank does not open for any other reason, the Company's board of directors intends to propose that the shareholders approve a plan to liquidate Security Bancshares. If the expenses exceeded $350,000, which is unlikely, creditors may have some claim against subscribers funds.


PLAN OF DISTRIBUTION

        Offers and sales of the common stock will be made primarily by the Company's officers and directors, who will be reimbursed for their reasonable expenses but will not receive commissions or other remuneration. Security Bancshares believes such officers and directors will not be deemed to be brokers or dealers under the Securities Exchange Act of 1934 due to Rule 3a4-1.

        Prior to this offering there has been no public market for the shares. The Company established the initial offering price of the shares based upon its assessment of its capital needs and the commercial potential of the services to be offered by Security National Bank. The Company expects that a secondary market may eventually develop for the shares, although the Company can not be sure. In general, if a secondary market develops, the shares other than those held by affiliates will be freely transferable in the market. See "Description of the Capital Stock of Security Bancshares - Shares Eligible for Future Sale" on page 29.

HOW TO SUBSCRIBE

        If you desire to purchase shares of the common stock of Security Bancshares, you should:

     1. Complete, date, and execute the subscription agreement which you received with this prospectus;

     2. Make a check, bank draft, or money order payable to "Carolina First Bank, Escrow Account for Security Bancshares, Inc.," in the amount of $10.00 times the number of shares you wish to purchase; and

     3. Deliver the completed subscription agreement and check to Security Bancshares at the following address:

               Security Bancshares, Inc.
               451 E. St. John Street
               Spartanburg, South Carolina 29306

        If you have any questions about the offering or how to subscribe, please call Mr. Boyd at (864) 621-3674. If you subscribe, you should retain a copy of the completed subscription agreement for your records. You must pay the subscription price at the time you deliver the subscription agreement.

                                 USE OF PROCEEDS

        Below, the Company describes how it intends to use the funds received in this offering based on its plans and estimates of start-up expenses. The Company's actual expenses may be different. Although the Company believes that the minimum proceeds of $5.5 million from the offering will satisfy its capital requirements for its first five years of operation, it cannot be sure. Because it is a new enterprise, it cannot predict with certainty the Bank's ability to generate revenue to cover its expenses, and therefore the Company's actual use of proceeds may differ from the following description.

USE OF PROCEEDS BY SECURITY BANCSHARES

        The following table shows the Company's anticipated use of the proceeds of the offering based on the sale of the minimum number and maximum number of shares. As shown, approximately $5.0 million of the first $5.5 million raised in this offering will be used to capitalize Security National Bank. Security
Bancshares will keep the proceeds which are not invested in the Bank and initially invest them in United States government securities or deposit them with Security National Bank. In the long-term, these remaining proceeds will be used for the operational expenses of Security Bancshares and the Bank and for other general corporate purposes, including the provision of additional capital to the Bank, if necessary. Such proceeds may also be used for expansion, for example by opening additional branches or acquiring other financial institutions. Other than the opening of the Greenville branch, the Company does not currently have any definitive plans for expansion.

                                                              Minimum                  Maximum
                                                             Offering(1)              Offering(2)

   Gross proceeds from offering                               $5,500,000                $10,000,000
   Organizational and offering expenses of Security             (350,000)                  (500,000)
   Bancorporation
   Investment in capital stock of the Bank(3)                 (5,000,000)                (8,000,000)
                                                              -----------               ------------
   Remaining proceeds                                         $  150,000                $ 1,500,000
                                                              ===========               ============
-------------------------------------

(1)     Assumes that 550,000 shares of common stock are sold in the offering.
(2)     Assumes that 1,000,000 shares of common stock are sold in the offering.
(3) If the total offering proceeds exceed $5.5 million; Security Bancshares will contribute a portion of the net proceeds in excess of $6.0 million to the Bank. This sum is included here.

USE OF PROCEEDS BY SECURITY NATIONAL BANK

        As indicated in the table above, Security Bancshares intends to capitalize the Bank with from $5.0 million (assuming gross proceeds of $5.5 million) to $8.0 million (assuming gross proceeds of $10.0 million). All proceeds received by the Bank will be in the form of an investment in the Bank's capital stock by Security Bancshares as described above. The Bank intends to use approximately $700,000 of these proceeds to purchase and furnish an office in Greenville. The remainder of the proceeds will be used for working capital purposes and will be invested pending use in short-term government securities. These numbers are estimates only. No assurance can be given that the Bank will open on time or ever.


                                 CAPITALIZATION

        The following table shows Security Bancshares' capitalization as of September 30, 2000 and the pro forma consolidated capitalization of Security Bancshares and Security National Bank as adjusted to give effect to the sale of the minimum and maximum number of shares. The additional paid-in capital section shows capital to be received in the offering for the minimum and maximum offerings, less expenses of the offering which are charged against this account. The "As Adjusted" column reflects the estimated cost of organizing Security Bancshares and organizing and preparing to open Security National Bank through the expected opening date, which should be in the second quarter of 2001, assuming that this offering has been completed. See "Use of Proceeds" above.

        Please note that you will probably experience additional dilution due to operating losses expected during the initial years of the Company's operations.


                                                                                     As Adjusted for     As Adjusted for
                                                                  September 30,          Minimum             Maximum
                                                                        2000             Offering           Offering
                                                                  -------------      ---------------     ---------------

Shareholders' Equity:

Common Stock, par value $.01 per share;  3,000,000 shares authorized;
15 issued and outstanding;  550,015 issued and outstanding as adjusted (minimum offering); 1,000,015 shares
issued and outstanding (maximum offering)..................                 --                  5,500            10,000

Preferred Stock, 200,000 shares authorized; no shares issued
and outstanding............................................                 --                     --                --

Additional paid-in capital.................................             22,000              5,494,500         9,990,000

Deficit accumulated during the pre-opening stage...........           (266,255)              (300,000)         (300,000)
                                                                --------------      -----------------   ---------------

      Total shareholders' equity (deficit).................            244,255              5,200,000         9,700,000


                                 DIVIDEND POLICY

        The Company expects to initially retain all earnings to operate and expand the business. It is unlikely that it will pay any cash dividends in the near future. The Company's ability to pay any cash dividends will depend primarily on Security National Bank's ability to pay dividends to it, which depends on the profitability of the Bank. In order to pay dividends, the Bank must comply with the requirements of all applicable laws and regulations. See "Supervision and Regulation - The Bank - Dividends" on page 20 and "Supervision and Regulation - The Bank - Capital Regulations" on page 21. In addition to the availability of funds from the Bank, the Company's dividend policy is subject to the discretion of its board of directors and will depend upon a number of factors, including future earnings, financial condition, cash needs, and general business conditions.


                                PLAN OF OPERATION

GENERAL

        Security Bancshares was formed to organize and own all of the capital stock of Security National Bank. The organizers filed an application with the Office of the Comptroller of the Currency on August 29, 2000 to charter the Bank as a national bank. Whether the charter is issued will depend, among other things, upon compliance with legal requirements imposed by the Office of the Comptroller of the Currency, including capitalization of the Bank with at least a specified minimum amount of capital which the Company believes will be $5.0 million. Additionally, the Company must obtain the approval of the Federal Reserve to become a bank holding company before acquiring the capital stock of the Bank. The Bank must also receive the approval of the FDIC to receive federal deposit insurance. The Company expects to receive all regulatory approvals in the first quarter of 2001.

EXPENSES

        As of September 30, 2000, Security Bancshares had total assets of $16,233, consisting of $1,233 in cash and cash equivalents and $15,000 in deferred stock offering costs. Security Bancshares incurred a net loss of $266,255 for the period from its inception on October 9, 1997 through September 30, 2000.

        On completion of the offering and opening of the bank, we expect that we will have incurred the following expenses:

     o $166,433 in consulting fees in connection with the offering, which will be subtracted from the proceeds of the offering.

     o    $25,047 in interest accrued on the Bank's line of credit.

     o $174,775 in expenses to organize and prepare to open Security National Bank, consisting principally of salaries, travel and other operating costs, which will be charged against the income of Security National Bank.


OFFICES AND FACILITIES

        The Bank will have its initial offices at 451 E. St. John Street in Spartanburg. This space currently serves as a banking facility for a recently chartered bank, and the Bank has an agreement to lease the space from January 2001 to January 2003. The current tenant will vacate the building by January 12, 2001. The Bank and the Company will share the same office.

        In addition, the Bank plans to establish a branch in Greenville, South Carolina within three months after opening. It is currently actively seeking space for purchase or lease in Greenville. For pro-forma purposes, the Bank estimates that the Greenville office, its fixed assets and furnishings to be purchased for the building will be acquired for $700,000.


                                PROPOSED BUSINESS

GENERAL

        Security Bancshares was incorporated as a South Carolina corporation in January 1999 to function as a holding company to own and control all of the capital stock of Security National Bank. The Company initially will engage in no business other than owning and managing the Bank.

        This holding company structure was chosen because it provides certain flexibility not otherwise available to a stand-alone bank. Subject to Federal Reserve Board debt guidelines, the holding company structure can assist the Bank in maintaining its required capital ratios by borrowing money and contributing the proceeds to the Bank as primary capital. Additionally, a holding company may engage in certain non-banking activities that the Federal Reserve Board has deemed to be closely related to banking. Although the Company does not presently intend to engage in other activities, it will be able to do so upon proper filing with the Federal Reserve, if the Company believes that there is a need for these services in its market area and that such activities could be profitable.

        The Bank is being organized as a national bank under the laws of the United States and, subject to regulatory approval, will engage in a commercial and consumer banking business with deposits insured by the FDIC.

MANAGEMENT

        Marvin Boyd has agreed to serve as President and CEO of Security Bancshares and the Bank. As a result, Mr. Boyd will lead the management teams for both Security Bancshares and Security National Bank. He has over 20 years of banking, finance and regulatory experience.

        We are in the process of identifying and hiring other members of our management team.

SERVICE AREA

        The Bank expects initially to draw a large percentage of its business from small businesses, individuals, nonprofit organizations and churches located in or serving the low- and moderate-income neighborhoods of Spartanburg and Greenville.

        In the past decade, Spartanburg and Greenville Counties have experienced significant growth. Although the historical and projected socioeconomic trends for Security National Bank's proposed service area are not in pace with Spartanburg County and Greenville County, the Company believes that these areas have the fundamental capacity to support the Bank's proposed banking offices in Spartanburg and Greenville.


MARKETING FOCUS

        Most of the banks in the Greenville/Spartanburg area are now local branches of large regional banks. Although size gives the larger banks certain advantages in competing for business from large corporations, including higher lending limits and the ability to offer services in other areas of South Carolina and in the Greenville/Spartanburg area, the Company believes that there is a void in banking services for low- and moderate-income neighborhoods in the Greenville/Spartanburg area and believe that the Bank can successfully fill this void. The Bank will not compete with large institutions for the primary banking relationships of large corporations, but will compete for very different market niches with a specific focus on small business, homeowners and selected retail customers in the Bank's target market of low- and moderate-income neighborhoods.

        Security National Bank plans to cooperate intensively with the Greenville/Spartanburg area community oriented organizations. The Company believes that these organizations will be essential partners in identifying business opportunities, evaluating neighborhood strengths and weaknesses, marketing Security National Bank, and coordinating efforts of Security National Bank with public and nonprofit institutions. Several such organizations, such as S.H.A.R.E. and the Baptist Ministerial Association, have been involved in establishing Security National Bank.

        The Bank also plans to enlist the support and help of the African-American churches in Greenville and Spartanburg Counties. Security National Bank's organizers believe the ministers of these churches will suggest to their parishioners that they use Security National Bank for deposits and loans and that the ministers will bring to Security National Bank businesses that they believe to be a good fit for Security National Bank. Finally, Security National Bank hopes to be the lender of choice for these churches when they need financing.

        The Bank plans to advertise to emphasize its local ownership, community focus, and ability to provide more personalized service than its competition. It will also have the ability to offer large bank services. The organizers are long-time residents and business people in the target market area and have determined the credit needs of the area through personal experience and communications with their colleagues and peers. The Bank believes that its proposed community focus will succeed in this market and that the area will react favorably to the Bank's emphasis on service to small businesses, individuals, and professional concerns.

        The Bank expects to offer extended branch operating hours, drive-up ATMs, same day credit for consumer deposits made by 5:00 p.m., and convenient branch locations where road infrastructure is in place to make access easier. The Bank will emphasize local decision-making with experienced bankers, attention to lower employee turnover, and professional and responsive service.

        The Bank intends to offer a full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, commercial accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates will be tailored to its principal market area at rates competitive to those offered in the the Greenville/Spartanburg area. In addition, the Bank intends to offer certain retirement account services, such as Individual Retirement Accounts (IRAs). These accounts will be solicited from individuals, businesses, associations, organizations, and governmental authorities.

LENDING ACTIVITIES

        General. The Bank intends to emphasize a range of lending services, including real estate, commercial, and consumer loans to individuals and small- to medium-sized businesses and professional concerns that are located in or conduct a substantial portion of their business in the Bank's market area.

        Real Estate Loans. The Bank expects that loans secured by first or second mortgages on real estate will make up approximately 50% of its loan portfolio. These loans will generally fall into one of three categories: commercial real estate loans, construction and development loans, or residential real estate loans. Each of these categories is discussed in more detail below, including their specific risks. Home equity loans are not included because they are classified as consumer loans, which are discussed below. Interest rates for all categories may be fixed or adjustable, and will more likely be fixed for shorter-term loans. The Bank will generally charge an origination fee for each loan.

        The principal economic risk associated with real estate loans is cash flow capability and creditworthiness of the borrowers. Other risks associated with real estate loans vary with many economic factors, including employment levels, strength of local and national economy, and fluctuations in the value of real estate. Deterioration of any of these factors after a loan has been made could negatively affect a borrower's cash flow, creditworthiness, and ability to repay the loan. On first and second mortgage loans, the Bank would typically not advance more than 90% of the lesser of the cost or appraised value of the property. It will require a valid mortgage lien on all real property loans along with a title lien policy which insures the validity and priority of the lien. It will also generally require borrowers to obtain hazard insurance policies and flood insurance if applicable.

        The Bank will compete for these loans with competitors who are well established in the Greenville/Spartanburg area and have greater resources and lending limits. As a result, the Bank may have to charge lower interest rates to attract borrowers.

        The Bank may have the ability to originate real estate loans for sale into the secondary market, although the size and credit quality of the loan will affect its salability. The Bank can limit its interest rate and credit risk on these loans by locking the interest rate for each loan with the secondary investor and receiving the investor's underwriting approval prior to originating the loan.

        Commercial Real Estate Loans. Commercial real estate loans will generally have terms of five years or less, although payments may be structured on a longer amortization basis. Risks associated with commercial real estate loans include the general risk of the failure of each commercial borrower, which will be different for each type of business and commercial entity. The Bank will evaluate each business on an individual basis and attempt to determine its business risks and credit profile. The Bank may or may not be successful.

        The Bank anticipates using a computer-calculated scoring model to evaluate the credit risk of potential borrowers. This model will incorporate the credit scores of the nation's three largest credit reporting agencies under the trade names of "Beacon" and "Empirica".

        Construction and Development Real Estate Loans. The Bank will offer adjustable and fixed rate residential and commercial construction loans to builders and developers and to consumers who wish to build their own home. The term of construction and development loans will generally be limited to eighteen months, although payments may be structured on a longer amortization basis. Most loans will mature and require payment in full upon the sale of the property. Construction and development loans generally carry a higher degree of risk than long term financing of existing properties. Repayment depends on the ultimate completion of the project and usually on the sale of the property. Risks include:

     o    cost overruns,
     o    mismanaged construction,
     o inferior or improper construction techniques, o economic changes or downturns during construction,
     o a downturn in the real estate market, o rising interest rates which may prevent sale of the property, and
     o    failure to sell completed projects in a timely manner.

The Bank will attempt to reduce risk by obtaining personal guarantees where possible, and by keeping the loan to value ratio of the completed project below specified percentages. The Bank may also reduce risk by selling participations in larger loans to other institutions when possible.

        Residential Real Estate Loans. Residential real estate loans will generally have longer terms up to 30 years. The Bank will offer fixed and adjustable rate mortgages. The Bank will make first mortgage loans and on a case by case basis, may make second mortgage loans, in each case with loan-to-value ratios of up to 90%. All mortgages that the Bank makes will be underwritten in accordance with relevant Fannie Mae standards.

        Commercial Loans. The Bank will make loans for commercial purposes in various lines of businesses. Equipment loans will typically be made for a term of five years or less at fixed or variable rates, with the loan fully amortized over the term and secured by the financed equipment and with a loan-to-value ratio of 80% or less. Working capital loans will typically have terms not exceeding one year and will usually be secured by accounts receivable, inventory, or personal guarantees of the principals of the business. For loans secured by accounts receivable or inventory, principal will typically be repaid as the assets securing the loan are converted into cash, and in other cases principal will typically be due at maturity. Asset based lending, leasing, and factoring will be offered through third party vendors who can handle the paper work and servicing and generally assume most of the credit risk. Trade letters of credit, standby letters of credit, and foreign exchange will be handled through a correspondent bank as agent for the Bank.

        The Bank also expects to offer small business loans utilizing government enhancements such as the Small Business Administration's 7(a) program and SBA's 504 programs, and Appalachian Development Council. These loans will typically be partially guaranteed by the government, which may help to reduce the Bank's risk. Government guarantees of SBA loans will not exceed 80% of the loan value, and will generally be less.

        The principal economic risk associated with each category of anticipated loans, including commercial loans, is the cash flow capability and creditworthiness of the borrowers. The risks associated with commercial loans vary with many economic factors, including the economy in the Greenville/Spartanburg area. Deterioration of the economy could impact borrowers' businesses and therefore their cash flow and ability to repay their loans. The well established banks in the Greenville/Spartanburg area will make proportionately more loans to medium-to large-sized businesses than the Bank will. Many of the Bank's anticipated commercial loans will likely be made to small- to medium-sized businesses which may be less able to withstand competitive, economic, and financial conditions than larger borrowers.

        Consumer Loans. The Bank will make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit such as credit cards. Installment loans typically will carry balances of less than $50,000 and be amortized over periods up to 60 months. Consumer loans may be offered on a single maturity basis where a specific source of repayment is available. Revolving loan products will typically require monthly payments of interest and a portion of the principal.

        The principal economic risks associated with consumer loans are the creditworthiness and cash flow of the Bank's borrowers. The principal competition for consumer loans will be the established banks in the the Greenville/Spartanburg area. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate.

        The Bank will also offer home equity loans, including loans insured by the government under the Federal Housing Administration's Title I program. The Bank's underwriting criteria for and the risks associated with home equity loans and lines of credit will generally be the same as those for first mortgage loans. Home equity lines of credit will typically have terms of 15 years or less, will typically carry balances less than $125,000, and may extend up to 100% of the available equity of each property.

        Loan Approval and Review. The Bank's loan approval policies will provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds that individual officer's lending authority, the loan request will be considered and approved by an officer with a higher lending limit or the officers' loan committee. The Bank will establish an officers' loan committee that has lending limits, and any loan in excess of this lending limit will be approved by the directors' loan committee. The Bank will not make any loans to any director, officer, or employee of the Bank unless the loan is approved by the board of directors of the Bank and is made on terms not more favorable to such person than would be available to a person not affiliated with the Bank. The Bank currently intends to adhere to Federal National Mortgage Association and Federal Home Loan Mortgage Corporation guidelines in its mortgage loan review process, but may choose to alter this policy in the future.

        Loan  and  Asset  Distribution.   The Bank  estimates  that  its initial
percentage distribution of its loans and deposits will be as follows:


                                Loans                                              Deposits
         Real Estate                                25%        Regular Checking                             5%

         Commercial Loans                           28%        Interest Checking                            5%

         Equity Line and Consumer Loans             29%        Business Checking                            5%

         Commercial Real Estate                     18%        Passbooks                                   25%

                                                               Money Market                                15%

                                                               CD's under $100,000                         20%

                                                               CD's over $100,000                          10%

                                                               IRA & KEOUGH                                10%

                                                               Other                                        5%

These are estimates only. The Bank's actual deposit and loan distribution will depend on its customers and vary initially and over time. The Bank will maintain an allowance for loan losses, which will be established through a provision for loan losses charged against income. The Bank will charge loans against this allowance when it believes that the collectibility of the principal is unlikely. The allowance will be an estimated amount that it believes will be adequate to absorb losses inherent in the loan portfolio based on evaluations of its collectibility. The Bank anticipates that initially its loan loss reserve will equal approximately 1% of the average outstanding balance of its loans. Over time, the Bank will base the allowance for loan losses on its evaluation of factors such as changes in the nature and volume of the loan portfolio, overall portfolio quality, specific problem loans and commitments, and current anticipated economic conditions that may affect the borrower's ability to pay.

        Lending Limits. The Bank's lending activities will be subject to a variety of lending limits imposed by federal law. In general the Bank will be subject to a legal limit on loans to a single borrower equal to 15% of the Bank's capital and unimpaired surplus. Different limits may apply in certain circumstances based on the type of loan or the nature of the borrower, including the borrower's relationship to the Bank. These limits will increase or decrease as the Bank's capital increases or decreases. The Bank's initial legal limit will be approximately $750,000 based on the minimum offering. The Bank will initially have a self-imposed loan limit of 80% of the legal limit, or approximately $600,000. Unless the Bank is able to sell participations in its loans to other financial institutions, it will not be able to meet all of the lending needs of loan customers requiring aggregate extensions of credit above these limits.

OTHER BANKING SERVICES

        Other anticipated bank services include:

        o        Banking hours on Saturday;
        o        Government benefits and payroll checks cashed for customers
        o        Bank-by-mail and Bank-by-phone;
        o        Online banking;
        o        Certified checks and Money Orders;
        o        Travelers Cheques and U.S. Savings Bonds;
        o        Direct deposit of payroll and government benefit checks.
        o        After-hours depository;
        o        Drive-through banking;
        o        Wire transfer services; and
        o        Utility bill payments.

The Bank expects to become associated with the Honor ATM network that may be used by its customers throughout the Greenville/Spartanburg area and other regions. The Bank believes that by being associated with a shared network of ATMs, it will be better able to serve its customers and will be able to attract customers who are accustomed to the convenience of using ATMs (although the Company does not believe that maintaining this association will be critical to its success). The Bank expects to begin offering these services shortly after its opening. The Bank also plans to offer a debit card and VISA credit card services through a correspondent bank as an agent for the Bank. The Bank does not expect to exercise trust powers during its initial years of operation.

COMPETITION

        The banking business is highly competitive. The Bank will compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, finance companies, and money market mutual funds operating in the Greenville/Spartanburg area and elsewhere. In recent years, a number of depository institutions, particularly the largest institutions in the Bank's target market areas, have committed increased resources to meet credit needs in the low- and moderate-income neighborhoods of Spartanburg and Greenville. However, Security National Bank will be providing credit to a non-traditional, and currently under-served, target market and that credit gaps (such as commercial loans under $100,000, small consumer loans, and loans to borrowers who are slightly outside traditional credit guidelines) exist within its target market.

        While the Bank expects to face substantial direct competition on higher loan or deposit products, it believes that there is less direct competition for the substantial majority of the products that it intends to offer. In addition, it expects that the types of products and services that it plans to offer will not become central to larger institutions' business plans.

        However, to the extent that Security National Bank faces competition, most of its competitors have substantially greater resources and lending limits than Security National Bank will and offer certain services, such as extensive and established branch networks and trust services, that the Bank either does not expect to provide or will not provide initially. Its competitors include BB&T, Carolina First Bank, First Union Bank, Bank of America and Wachovia. As a result of these competitive factors, the Bank may have to pay higher rates of interest to attract deposits. In 2004, deposits in its target market area in Spartanburg are expected to be $2.2 billion, and deposits in its target market area in Greenville are expected to be $3.9 billion. Its plan over the next five years is to reach a 1% market share in its Spartanburg target market area and 1/2% market share in its Greenville target market area, with total deposits in excess of $37 million. Of course, no assurance can be given that the Bank will accomplish these objectives.

COMMUNITY DEVELOPMENT SERVICES

        Security National Bank is exploring the possibility of establishing a not-for-profit community development corporation subsidiary. Although in the evaluation stages, it is envisioned that the non-profit subsidiary would be involved in outreach programs that assist with educating low- and moderate-income consumers and to promote business and job creation within the low- and moderate- income service areas through the Small Business Administration Investment Division, including educating about the importance of consumer and business reinvestment in their own communities.

EMPLOYEES

        Upon commencement of operations, the Bank expects to have approximately 7 full time employees and 2 part time employees operating out of its temporary facilities in Spartanburg. By 2005, it anticipates that it will have approximately 26 full time employees and 4 part time employees operating out of its permanent facilities in Spartanburg and Greenville. Security Bancshares, as the holding company for the Bank, will not have any employees other than its officers.

LEGAL PROCEEDINGS

        Neither Security Bancshares, Security National Bank, nor any of their properties are subject to any material legal proceedings.

                           SUPERVISION AND REGULATION

        Both Security Bancshares and Security National Bank are subject to state and federal banking laws and regulations which impose specific requirements or restrictions on and provide for general regulatory oversight with respect to virtually all aspects of operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on the Bank's business and prospects. Beginning with the enactment of the Financial Institution Reform Recovery and Enforcement Act in 1989 and following with the FDIC Improvement Act in 1991, numerous additional regulatory requirements have been placed on the banking industry in the past several years, and additional changes have been proposed. Our operations may be affected by legislative changes and the policies of various regulatory authorities. One cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have in the future on the Company's business and earnings.

SECURITY BANCSHARES

        Because it will own the outstanding capital stock of the Bank, Security Bancshares will be a bank holding company within the meaning of the federal Bank Holding Company Act of 1956 and the South Carolina Bank Holding Company Act. Our activities will also be governed by the Glass-Steagall Act of 1933.

        The Bank Holding Company Act. Under the Bank Holding Company Act, Security Bancshares will be subject to periodic examination by the Federal Reserve and required to file periodic reports of its operations and such additional information as the Federal Reserve may require. Our activities at the Bank and holding company level will be limited to:

     o    banking, managing, or controlling banks;
     o    furnishing  services to or performing  services for its  subsidiaries;
          and
     o engaging in other activities that the Federal Reserve determines to be so closely related to banking, managing, or controlling banks as to be a proper incident thereto.

        Investments, Control, and Activities. With certain limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

     o    acquiring substantially all the assets of any bank,

     o acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares), or
     o    merging or consolidating with another bank holding company.

        In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations thereunder, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more but less than 25% of any class of voting securities and either Security Bancshares has registered securities under
Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The Company most likely will be required to register under the Securities Exchange Act of 1934 once it has more than 500 shareholders of record. The regulations provide a procedure for challenge of the rebuttable control presumption.

        Under the Bank Holding Company Act, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in nonbanking activities unless the Federal Reserve Board, by order or regulation, has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include:

     o    making or servicing loans and certain types of leases,
     o    engaging in certain insurance and discount brokerage activities,
     o    performing certain data processing services,
     o acting in certain circumstances as a fiduciary or investment or financial adviser,
     o    owning savings associations, and
     o making investments in certain corporations or projects designed primarily to promote community welfare.

        The Federal Reserve Board imposes certain capital requirements on Security Bancshares under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described on page 21 under "Capital Regulations." Subject to its capital requirements and certain other restrictions, Security Bancshares is able to borrow money to make a capital contribution to the Bank, and such loans may be repaid from dividends paid from the Bank to Security Bancshares. Our ability to pay dividends will be subject to regulatory restrictions as described on page 20 under "Dividends". Security Bancshares is also able to raise capital for contribution to the Bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

        Source of Strength; Cross-Guarantee. In accordance with Federal Reserve Board policy, Security Bancshares will be expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances in which Security Bancshares might not otherwise do so. Under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

        Glass-Steagall Act. The Company will also be restricted by the provisions of the Glass-Steagall Act, which prohibits it from owning subsidiaries that are engaged principally in the issue, flotation, underwriting, public sale, or distribution of securities. The interpretation, scope, and application of the provisions of the Glass-Steagall Act currently are being considered and reviewed by regulators and legislators, and the interpretation and application of those provisions have been challenged in the federal courts.

        South Carolina Act. As a bank holding company registered under the South Carolina Bank Holding Company Act, the Company will be subject to regulation by the South Carolina Board of Financial Institutions. Consequently, the Company must receive its approval prior to engaging in the acquisition of banking or nonbanking institutions or assets. The Company must also file periodic reports with respect to its financial condition and operations, management, and intercompany relationships between it and its subsidiaries.

THE BANK

        The Bank will operate as a national banking association incorporated under the laws of the United States and subject to examination by the Office of the Comptroller of the Currency. Deposits in the Bank will be insured by the FDIC up to a maximum amount, which is generally $100,000 per depositor subject to aggregation rules.

        The Office of the Comptroller of the Currency and the FDIC will regulate or monitor virtually all areas of the Bank's operations, including:

        o        security devices and procedures,
        o        adequacy of capitalization and loss reserves,
        o        loans,
        o        investments,
        o        borrowings,
        o        deposits,
        o        mergers,
        o        issuances of securities,
        o        payment of dividends,
        o        interest rates payable on deposits,
        o        interest rates or fees chargeable on loans,
        o        establishment of branches,
        o        corporate reorganizations,
        o        maintenance of books and records, and
        o adequacy of staff training to carry on safe lending and deposit gathering practices.

        The Office of the Comptroller of the Currency will require the Bank to maintain certain capital ratios and imposes limitations on the Bank's aggregate investment in real estate, bank premises, and furniture and fixtures and to prepare quarterly reports on the Bank's financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures.

        Under the FDIC Improvement Act, all insured institutions must undergo regular on site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and state supervisor when applicable. The FDIC Improvement Act directs the FDIC to develop a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

        o        internal controls
        o        information systems and audit systems
        o        loan documentation
        o        credit underwriting

        o        interest rate risk exposure; and
        o        asset quality.

        National banks and their holding companies which have been chartered or registered or have undergone a change in control within the past two years or which have been deemed by the Office of the Comptroller of the Currency or the Federal Reserve Board to be troubled institutions must give the Office of the Comptroller of the Currency or the Federal Reserve Board thirty days prior notice of the appointment of any senior executive officer or director. Within the thirty day period, the Office of the Comptroller of the Currency or the Federal Reserve Board, as the case may be, may approve or disapprove any such appointment.

        Deposit  Insurance.  The  FDIC  establishes  rates  for the  payment  of premiums by federally insured banks and thrifts for deposit insurance. A separate Bank Insurance Fund and Savings Association Insurance Fund are maintained for commercial banks and savings associations with insurance premiums from the industry used to offset losses from insurance payouts when banks and thrifts fail. In 1993, the FDIC adopted a rule which establishes a risk-based deposit insurance premium system for all insured depository institutions. Under this system, until mid-1995 depository institutions paid to the Bank Insurance Fund or the Savings Association Insurance Fund from $0.23 to $0.31 per $100 of insured deposits depending on its capital levels and risk profile, as determined by its primary federal regulator on a semiannual basis. Once the Bank Insurance Fund reached its legally mandated reserve ratio in mid-1995, the FDIC lowered premiums for well-capitalized banks, eventually to $.00 per $100, with a minimum semiannual assessment of $1,000. However, in 1996 Congress enacted the Deposit Insurance Funds Act of 1996, which eliminated even this minimum assessment. It also separated the Financial Corporation (FICO) assessment to service the interest on its bond obligations. The amount assessed on individual institutions, including the Bank, by FICO is in addition to the amount paid for deposit insurance according to the risk-related assessment rate schedule. Increases in deposit insurance premiums or changes in risk classification will increase the Bank's cost of funds, and there can be no assurance that such cost can be passed on to the Bank's customers.

        Transactions With Affiliates and Insiders. The Bank will be subject to the provisions of Section 23A of the Federal Reserve Act, which place limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the Bank's capital and surplus and, as to all affiliates combined, to 20% of the Bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets.

        The Bank will also be subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. The Bank will be subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit
(1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

        Dividends. A national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the Bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus.

        Branching. National banks are required by the National Bank Act to adhere to branch office banking laws applicable to state banks in the states in which they are located. Under current South Carolina law, the Bank may open branch offices throughout South Carolina with the prior approval of the Office of the Comptroller of the Currency. In addition, with prior regulatory approval, the Bank will be able to acquire existing banking operations in South Carolina. Furthermore, federal legislation has recently been passed which permits interstate branching. The new law permits out-of-state acquisitions by bank holding companies, interstate branching by banks if allowed by state law, and interstate merging by banks.

        Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, or the Office of the Comptroller of the Currency shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the Bank.

        Other Regulations. Interest and certain other charges collected or contracted for by the Bank are subject to state usury laws and certain federal laws concerning interest rates. The Bank's loan operations are also subject to certain federal laws applicable to credit transactions, such as:

     o the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
     o the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
     o the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
     o the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
     o the Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by collection agencies; and
     o the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the Bank also are subject to:

     o the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and

     o the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

        Capital Regulations. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. The Company has not received any notice indicating that either Security Bancshares or Security National Bank is subject to higher capital requirements. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1% of risk-weighted assets.

        Under these guidelines, banks' and bank holding companies' assets are given risk-weights of 0%, 20%, 50%, or 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight applies. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.

        The federal bank regulatory authorities have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points.

        The FDIC Improvement Act established a new capital-based regulatory scheme designed to promote early intervention for troubled banks which requires the FDIC to choose the least expensive resolution of bank failures. The new capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To quality as a "well capitalized" institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the Bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Initially, the Bank will qualify as "well capitalized."

        Under the FDIC Improvement Act regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution increases, and the permissible activities of the institution decreases, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to do some or all of the following:

     o    submit a capital restoration plan
     o    raise additional capital
     o    restrict their growth, deposit interest rates, and other activities
     o    improve their management
     o    eliminate management fees; or
     o    divest themselves of all or a part of their operations.

Bank holding companies controlling financial institutions can be called upon to boost the institutions' capital and to partially guarantee the institutions' performance under their capital restoration plans.

        These capital guidelines can affect the Company in several ways. If its grows at a rapid pace, a premature "squeeze" on capital could occur making a capital infusion necessary. The requirements could impact its ability to pay dividends. Its capital levels will initially be more than adequate; however, rapid growth, poor loan portfolio performance or poor earnings performance or a combination of these factors could change its capital position in a relatively short period of time.

        The FDIC Improvement Act requires the federal banking regulators to revise the risk-based capital standards to provide for explicit consideration of interest-rate risk, concentration of credit risk, and the risks of untraditional activities. The effect of these regulations cannot be predicted.

        Failure to meet these capital requirements would mean that a bank would be required to develop and file a plan with its primary federal banking regulator describing the means and a schedule for achieving the minimum capital requirements. In addition, such a bank would generally not receive regulatory approval of any application that requires the consideration of capital adequacy, such as a branch or merger application, unless the Bank could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time.

        Enforcement Powers. The Financial Institution Reform Recovery and Enforcement Act expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain "institution-affiliated parties." Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

        Recent Legislative Developments. From time to time, various bills are introduced in the United States Congress with respect to the regulation of financial institutions. Some of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. The Company cannot predict whether any of these proposals will be adopted or, if adopted, what effect these would have.

        Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.


                                   MANAGEMENT

GENERAL

        The following table sets forth the number and percentage of outstanding shares of common stock beneficially owned as of the date of this prospectus by all officers and directors of Security Bancshares. This table also reflects the anticipated purchases by these officers and directors in the offering. No shareholders owns more than 10 percent of any class of the stock of Security Bancshares. Information relating to the beneficial ownership of common stock is based upon "beneficial ownership" concepts set forth in rules of the SEC under
Section 13(d) of the Securities Exchange Act of 1934. Under these rules a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or direct the voting of each security, or "investment power," which includes the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any security of which that person has the right to acquire beneficial ownership within 60 days, including, without limitation, shares of common stock subject to currently exercisable options. Under the rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he has no beneficial interest. For instance, beneficial ownership includes spouses, minor children, and other relatives residing in the same household, and trusts, partnerships, corporations or deferred compensation plans which are affiliated with the principal.


                                                 SHARES BENEFICIALLY OWNED          SHARES ANTICIPATED TO BE OWNED
                                                  PRIOR TO THE OFFERING                  FOLLOWING THE OFFERING*
                                                 -------------------------       --------------------------------------
                                                                                              PERCENTAGE     PERCENTAGE
                                                                                              OF MINIMUM     OF MAXIMUM
NAME AND ADDRESS OF BENEFICIAL OWNER               NUMBER       PERCENTAGE       NUMBER         OFFERING       OFFERING
------------------------------------               ------       ----------       ------      -------------- -----------
Marvin Boyd                                          --                --         5,000             0.9            0.5
110 South Port Road, #31
Spartanburg, SC  29306

Gregory Fielder                                       1               6.7         5,001             0.9            0.5
160 Washington Street
Laurens, SC  29360

Clente Flemming                                       --               --         2,500             0.5
4949 Two Notch Road, Suite 111
Columbia, SC  29204

Fred D. Garrett, Sr.                                  1               6.7        10,001             1.8            1.0
701 Jacob Road
P.O. Box 9051
Greenville, Sc  29604

Leon C. Rector, Jr.                                  --               --            750             0.1            0.1
104 North Dantzler Road
Duncan, SC 29334

James W. Sanders, Sr.                                --               --          2,500             0.5            0.3
1909 West Buford Street
Gaffney, SC  29342

Albert V. Smith                                      --               --          5,000             0.9            0.5
103 Plantation Drive
Moore, SC  29609

Donald R. Smith                                       1               6.7         5,001             0.9            0.5
211 A. Buist Avenue
Greenville, SC  29609

Clinton J. Thompson                                   1               6.7         5,001             0.9            0.5
218 Silver Creek Road
Greer, SC  29650

William B. Whitney                                   --               --          5,000             0.9            0.5
9 Partridge Drive
Greenville, SC  29609

John R. Williams                                      1               6.7         5,001             0.9            0.5
8131 Richard Street
Columbia, SC  29209

Officers and directors as a group                     5              33.3        50,755             9.2            5.2

* For all shares anticipated to be purchased in the Offering by listed individuals, the relevant individual has indicated his or her intention to purchase the shares but is not obligated in any way to purchase them.

EXECUTIVE OFFICERS AND DIRECTORS OF SECURITY BANCSHARES

        The following sets forth certain information about executive officers and directors. Security Bancshares' articles of incorporation provide for a classified board of directors if there are more than six directors, in which case, as nearly as possible, one-third of the directors are elected each year to serve three-year terms. The terms of office of the classes of directors expire as follows: Class II at the 2001 annual meeting of shareholders, Class III at the 2002 annual meeting of shareholders and Class I at the 2003 annual meeting of shareholders,. Executive officers serve at the discretion of the board of directors.

        NAME                          AGE     POSITION WITH SECURITY BANCSHARES
        ----                          ---     ---------------------------------

        Marvin Boyd                   48      President, CEO and Director

        Gregory Fielder               46      Director

        Clente Fleming                50      Director

        Fred D. Garrett, Sr.          75      Director

        Leon C. Rector, Jr.           64      Director

        James W. Sanders, Sr.         70      Director

        Albert V. Smith               54      Director

        Donald R. Smith               51      Director

        Clinton J. Thompson           51      Director

        William B. Whitney            61      Director

        John R. Williams              63      Director



     Marvin Boyd has been President, CEO and Director of Security Bancshares and the Bank since August 1999. From 1994 to 1999, he was the CEO of the Gulf Federal Bank FSB in Mobile, Alabama, a $22 million savings and loan association. Before that, he served as an examiner with the Federal Reserve Bank of Atlanta from 1978 to 1988.

     Gregory Fielder has served as Director since 1997. He is the founder and has been the President of #1 C.U.T.S., a barber college, since 1991.

     Clente Flemming has served as Director since November 2000. He is President of The Flemming Group, a human resources management, consulting and employment agency. Prior to January 2000, he was Senior Vice President of Bank of America from 1970 through 1999.

     Fred D. Garrett, Sr., a Director since 1998, has served as the President of Watkins, Garrett & Woods Mortuary, Inc., since 1960.

     Leon C. Rector, Jr., a Director since 1999, has served as Pastor with the Harrison Grove Baptist Church in Roebuck, South Carolina, since 1971.

     James W. Sanders, Sr., a Director since March 2000, has served as Pastor for the Bethel Baptist Church in Gaffney, South Carolina, for over 50 years, and has also served as Pastor at the Island Creek Baptist Church in Cowpens, South Carolina for the past 28 years.

     Albert V. Smith, a Director since March 2000, has been the owner of the Albert V. Smith, P.A. legal practice since 1980. He is also a partner in two real estate investment companies, Magnolia Association and Trey Enterprise.

     Donald R. Smith, a Director since 1999, has been the minister and CEO of the Lighthouse Ministries in Greenville, South Carolina since 1996. He has also operated a distributorship with Maxxis Group, a consulting group, since 1996.

     Clinton J. Thompson, a Director since 1997, has served as Human Resource Director with WCRSA, a waste water treatment company, since 1986. Mr. Thompson previously served as finance director of the City of Greenville, from 1979 to 1985.

     William  B.  Whitney,   a  Director   since  March    2000,  has  been  the
President/CEO of The Urban League of the Upstate since 1988. He is also the owner for over 21 years of the Whitney Corporation and Whitney Place, an assisted living center, and has served as president of The GUL Senior Housing Corporation and The GUL Community Housing Corporation, an assisted living center, since 1992.

         John R. Williams, a Director since 1997, has been the Owner/Operator for 20 years of Tax Associates, a tax preparation and accounting company in Columbia, South Carolina.


EMPLOYMENT AGREEMENTS AND EXECUTIVE COMPENSATION

        Security Bancshares entered into a three-year employment agreement in February 2000 with Marvin Boyd pursuant to which Mr. Boyd serves as President and Chief Executive Officer. Pursuant to the agreement, Security Bancshares agrees to nominate Mr. Boyd to serve as a director. Mr. Boyd's compensation includes a base salary of $75,000, to be increased a minimum of 7% per year. Mr. Boyd may also be entitled to bonus payments based on a proportion of Security Bancshares' income and depending on its ratio of nonperforming assets to total loans and its CAMELS rating. In addition, the agreement provides that Mr. Boyd will receive a $400 monthly car allowance, a $300,000 life insurance policy (with a beneficiary chosen by Mr. Boyd), all welfare and benefit plans applicable to executive officers.

        The agreement between Security Bancshares and Mr. Boyd terminates upon mutual agreement, by Mr. Boyd upon 180 days' notice, by Security Bancshares for "Cause", or upon Mr. Boyd's death or disability (as defined in the agreement). "Cause" includes Mr. Boyd's failure to perform his job up to standards reasonably established by the Board of Directors, fraud, gross negligence, dereliction of duty, intentional misconduct or damage to the property or business of Security Bancshares, or commission of a felony, or the failure of applicable regulatory authorities to confirm Mr. Boyd's position or issuance of a directive prohibiting him from serving as President or Chief Executive Officer.

        Although there are no currently outstanding options, warrants or rights to purchase securities of Security Bancshares held by any of its officers or directors, Mr. Boyd's employment agreement provides for the grant of 30,000 options in respect of common stock with an exercise price of $10.00 per share upon completion of this Offering. 10,000 of these options will vest on the first anniversary of the grant date, 10,000 will vest on the second anniversary and 10,000 will vest on the third anniversary. However, some or all of the options are subject to cancellation and reclamation rights if Security Bancshares does not meet specified performance targets.


DIRECTOR COMPENSATION

     Directors (including advisory directors) currently receive no compensation for their service and will continue to receive no compensation until the Bank becomes profitable, if ever. After the Bank becomes profitable and if the board believes it is prudent to do so, directors may receive compensation for their services in the form of customary fees for director's meetings which may be paid in cash or stock, although no plans have been adopted at this time.


INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

        The Bank expects to have banking and other transactions in the ordinary course of business with the organizers, directors, and officers and their affiliates, including members of their families or corporations, partnerships, or other organizations in which such organizers, officers, or directors have a controlling interest, on substantially the same terms, including price, or interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. Such transactions are not expected to involve more than the normal risk of collectibility nor present other unfavorable features. Loans to individual directors and officers must also comply with the Bank's lending policies and statutory lending limits, and directors with a personal interest in any loan application will be excluded from the consideration of such loan application. The Bank intends for all of its transactions with organizers or other affiliates to be on terms no less favorable than could be obtained from an unaffiliated third party and to be approved by a majority of our disinterested directors.

EXCULPATION AND INDEMNIFICATION

        Security Bancshares' articles of incorporation contain a provision which, subject to certain limited exceptions, limits the liability of a director for any breach of duty as a director. There is no limitation of liability for:

     o a breach of the director's duty of loyalty to the corporation or its shareholders;
     o an act or omission not in good faith or which involves gross negligence, intentional misconduct or a knowing violation of law;
     o any payments of a dividend or any other type of distribution that is illegal under Section 33-8-330 of the South Carolina Business Corporation Act of 1988; or
     o any transaction from which the director derives an improper personal benefit;

        Security Bancshares' articles and bylaws contain certain provisions which provide indemnification to directors that is broader than the protection expressly mandated in Sections 33-8-510 and 33-8-520 of the South Carolina Business Corporation Act. To the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any action or proceeding brought by reason of the fact that such person was a director or officer, Sections 33-8-510 and 33-8-520 of such act would require Security Bancshares to indemnify such persons against expenses, including attorney's fees, actually and reasonably incurred in connection therewith. The South Carolina Business Corporation Act expressly allows Security Bancshares to provide for greater indemnification rights to its officers and directors, subject to shareholder approval, which the company obtained prior to this offering.

        Our board of directors also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors intends to extend indemnification rights to all of its executive officers. The SEC has advised us that it believes indemnification of directors and officers for liabilities arising under the Securities Act of 1933 is against public policy and therefore unenforceable.


               DESCRIPTION OF CAPITAL STOCK OF SECURITY BANCSHARES

GENERAL

        The authorized capital stock of Security Bancshares consists of 3,000,000 shares of common stock, par value $0.01 per share, and 200,000 shares of "blank check" preferred stock. The following summary describes the material terms of Security Bancshares' capital stock.

COMMON STOCK

        Holders of shares of the common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available therefor. The Company does not plan to declare any dividends in the immediate future. See "Dividend Policy." Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of the company, holders of common stock are entitled to share equally and ratably in the assets of the company, if any, remaining after the payment of all debts and liabilities of the company and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered by the company hereby when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any classes or series of preferred stock that the company may issue in the future.

PREFERRED STOCK

        Security Bancshares' articles of incorporation provide that the board of directors is authorized, without further action by the holders of the common stock, to provide for the issuance of up to 200,000 shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences, and relative, participating, optional and other rights, qualifications, limitations, and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. Upon completion of this offering, the Company will not have any shares of preferred stock outstanding. Issuances of preferred stock, while providing the company with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock (for example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock), and in certain circumstances such issuances could have the effect of decreasing the market price of the common stock. The Company does not have any current plans to issue any shares of preferred stock.

ANTITAKEOVER EFFECTS

        The provisions of the articles, the bylaws, and South Carolina law summarized in the following paragraphs may have antitakeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

        Authorized but Unissued Stock. The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of Security Bancshares by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the company's management.

        Number of Directors. The bylaws provide that the number of directors shall be fixed from time to time by action of the board or shareholders at a board meeting or annual shareholders meeting. Currently, there are 11 directors.

        Classified Board of Directors. The articles of incorporation provide that, if the board of directors consists of six or more members, then the board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, will have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

        Removal of Directors and Filling Vacancies. The bylaws provide that all vacancies on the board of directors, including those resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, even if they do not constitute a quorum. When one or more directors resign from the board of directors effective at a future date, a majority of directors then in office, including the directors who are to resign, may vote on filling the vacancy.

        Advance Notice Requirements for Shareholder Proposals and Director Nominations. The bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of shareholder proposals and shareholder nominations for the election of directors at any meeting of shareholders must be in writing and be received by the company not later than 90 days prior to the meeting. The Company may reject a shareholder proposal or nomination that is not made in accordance with such procedures.

        Nomination Requirements. Pursuant to the bylaws, the Company has established certain nomination requirements for an individual to be elected as a director, including that the nominating party provide (i) notice that such party intends to nominate the proposed director; (ii) the name of and certain biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, the Company will have a minimum of 550,000 and a maximum of 1,000,000 shares of common stock outstanding. The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act of 1933, except for shares purchased by "affiliates" of Security Bancshares, which will be subject to resale restrictions under the Securities Act of 1933. An affiliate of the issuer is defined in Rule 144 under the Securities Act of 1933 as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act of 1933 defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract or otherwise. Directors will likely be deemed to be affiliates. These securities held by affiliates may be sold without registration in accordance with the provisions of Rule 144 or another exemption from registration.

        In general, under Rule 144, an affiliate of the company or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act of 1933, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of the common stock by affiliates of Security Bancshares pursuant to Rule 144 difficult if no trading market develops in the common stock. Rule 144 also requires persons holding restricted securities to hold the shares for at least one year prior to sale.

                                  LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon by Wyche, Burgess, Freeman & Parham, P.A., Greenville, South Carolina.


                                     EXPERTS

        Security Bancshares' financial statements dated September 30, 2000 have been audited by Elliott, Davis & Company, L.L.P., as stated in their report appearing elsewhere herein, and have been so included in reliance on the report of such firm given upon their authority as an expert in accounting and auditing.

                             ADDITIONAL INFORMATION

        The Company has filed a registration statement on Form SB-1 with the SEC, under the Securities Act of 1933 and the rules and regulations thereunder. This prospectus forms a part of the registration statement and does not contain all of the information set forth in the registration statement. For further information with respect to Security Bancshares, Security National Bank, and the common stock, you should refer to the registration statement and its exhibits.

        You can examine and obtain copies of the registration statement at the Public Reference Section of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a Web site at http://www.sec.gov that contains all of the reports, proxy and information statements and other information regarding registrants that file electronically with the SEC using the EDGAR filing system, including Security Bancshares.

        The Company has filed or will file various applications with the Office of the Comptroller of the Currency, the Federal Reserve Board, the South Carolina State Board of Financial Institutions and the FDIC. You should rely only on information in this prospectus and in our related registration statement in making an investment decision. If other available information is inconsistent with information in this prospectus, including information in public files or provided by the Office of the Comptroller of the Currency, the Federal Reserve Board, the South Carolina State Board of Financial Institutions and the FDIC, such other information is superseded by the information in this prospectus. Projections appearing in the applications to such agencies were based on assumptions that the organizers believed were reasonable at the time, but which may have changed or otherwise be wrong. Security Bancshares and Security
National Bank specifically disclaim all projections for purposes of this prospectus and caution prospective investors against placing reliance on them for purposes of making an investment decision. Statements contained in this prospectus regarding the contents of any contract or other document referred to are not necessarily complete. If such contract or document is an exhibit to the registration statement, you may obtain and read such document or contract for more information.

                                1,000,000 SHARES
                                  COMMON STOCK


                            SECURITY BANCSHARES, INC.
                              A Holding Company For

                              [INSERT COMPANY LOGO]

                             Security National Bank






                                December 14, 2000

                                     PART II

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Item 24.  Indemnification of Directors and Officers

        Security Bancshares' articles of incorporation contain a provision which, subject to certain limited exceptions, limits the liability of a director to Security Bancshares or its shareholders for any breach of duty as a director. There is no limitation of liability for: a breach of the director's duty of loyalty to shareholders or the corporation, an act or omission not in good faith or which involves gross negligence, intentional misconduct or a knowing violation of law; any transaction from which the director derives an improper personal benefit; or any payments of a dividend or any other type of distribution that is illegal under Section 33-8-330 of the South Carolina Business Corporation Act of 1988 (the "Corporation Act"). The provision does not limit the right of Security Bancshares or its shareholders to seek injunctive or other equitable relief not involving payments in the nature of monetary damages.

        Security Bancshares' articles and bylaws contain certain provisions which provide indemnification to directors that is broader than the protection expressly mandated in Sections 33-8-510 and 33-8-520 of the Corporation Act. To the extent that a director or officer has been successful, on the merits or otherwise, in the defense of any action or proceeding brought by reason of the fact that such person was a director or officer, Sections 33-8-510 and 33-8-520 of the Corporation Act would require Security Bancshares to indemnify such persons against expenses (including attorney's fees) actually and reasonably incurred in connection therewith. The Securities Act expressly allows Security Bancshares to provide for greater indemnification rights to its officers and directors, subject to shareholder approval.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons to the articles of incorporation or bylaws, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        The board of directors also has the authority to extend to officers, employees and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended or intends to extend indemnification rights to all of its executive officers.

        The Company has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent against any liability asserted against him or incurred by him in any such capacity, whether or not it would have the power to indemnify him against such liability under the bylaws.

Item 25.  Other Expenses of Issuance and Distribution.

        Estimated expenses (other than underwriting commissions) at September 30, 2000 of the sale of the shares of common stock are as follows:

            Registration Fee                       $          2,640
            Printing and Engraving                            5,000
            Legal Fees and Expenses                          20,000
            Accounting Fees                                   5,000
            Blue Sky Fees and Expenses                        5,000
            Miscellaneous Disbursements                       5,000


            TOTAL                                  $         42,640


These estimates may change as the offering continues.

Item 26.  Recent Sales of Unregistered Securities.

        From inception, Security Bancshares has issued a total of 15 shares of its common stock to its organizers. The price per share was $10.00 for a total purchase price of $150. There were no underwriting discounts or commissions paid with respect to these transactions. All purchasers represented their intention to acquire the securities for investment purposes only, and not for resale or distribution. All purchasers were founders of the company and have adequate access to information regarding Security Bancshares. All sales were completed prior to the filing of this registration statement and were exempt under Section 4(2) of the Securities Act of 1933.


Item 27.  Exhibits.

Exhibit
3.1 -- Articles of Incorporation.
3.2 -- Bylaws
4.1 -- Specimen Security Bancshares Common Stock certificate.*
5.1 -- Opinion of Wyche, Burgess, Freeman & Parham, P.A. regarding legality of shares of the Security Bancshares, Inc.*
10.1-- Employment Agreement between Security Bancshares, Inc. and Marvin Boyd 23.1- Consent of Elliott, Davis & Company, L.L.P.
23.2- Consent of Wyche, Burgess, Freeman & Parham, P.A.: Contained in Exhibit 5.1.*
24.1- The Power of Attorney: Contained on the signature page of the initial filing of this Registration Statement.
27.1-  Financial Data Schedule.



* To be filed by amendment at a later date.


Item 28.   Undertakings.

       The undersigned Company will:

       (a)(1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

       (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

     (iii) Include any additional or changed material information on the plan of distribution.

       (2) For determining liability under the Securities Act of 1933, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

       (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

       (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Security Bancshares pursuant to the provisions described in Item 24 above, or otherwise, Security Bancshares has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

       If a claim for indemnification against such liabilities (other than the payment by Security Bancshares of expenses incurred or paid by a director, officer or controlling person of Security Bancshares in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, Security

Bancshares will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenville, State of South Carolina, on December 14, 2000.


                                     SECURITY BANCSHARES, INC.


                                     By:  /s/ Marvin Boyd
                                     -------------------------------------------
                                          Marvin Boyd

                                POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Marvin Boyd and Clinton J. Thompson, and each of them, as true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all annexes thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated:

Signature                              Title                  Date


/s/ Marvin Boyd                        President and Chief    December 14,  2000
-----------------------------          Executive Officer;
Marvin Boyd                            Director
                                      (Principal Executive Officer)


/s/ Gregory Fielder                    Director               December 14,  2000
-----------------------------
Gregory Fielder



-----------------------------          Director
Clente Flemming



                                       Director
-----------------------------
Fred D. Garrett, Sr.


                                       Director
-----------------------------
Leon C. Rector, Jr.


                                       Director
-----------------------------
James W. Sanders, Sr.


                                       Director
-----------------------------
Albert V. Smith


/s/ Donald R. Smith                    Director               December 14,  2000
-----------------------------
Donald R. Smith

/s/ Clinton J. Thompson                Treasurer, Director    December 14,  2000
-----------------------------          (Principal Financial
Clinton J. Thompson                     Officer)


/s/ William B. Whitney                 Director               December 14,  2000
-----------------------------
William B. Whitney


/s/ John R. Williams                   Director               December 14,  2000
-----------------------------
John R. Williams

                                  EXHIBIT INDEX

3.1 -- Articles of Incorporation.
3.2 -- Bylaws
4.1 -- Specimen Security Bancshares Common Stock certificate.*
5.1 -- Opinion of Wyche, Burgess, Freeman & Parham, P.A. regarding legality of shares of the Security Bancshares, Inc.*
10.1-- Employment Agreement between Security Bancshares, Inc. and Marvin Boyd 23.1-- Consent of Elliott, Davis & Company, L.L.P.
23.2-- Consent of Wyche, Burgess, Freeman & Parham, P.A.: Contained in Exhibit
       5.1.*
24.1-- The Power of Attorney: Contained on the signature page of the initial filing of this Registration Statement.
27.1-- Financial Data Schedule.

*  To be filed by amendment at a later date.

                            SECURITY BANCSHARES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                         REPORT ON FINANCIAL STATEMENTS

                 FOR THE PERIOD FROM OCTOBER 9, 1997 (inception)
                           THROUGH SEPTEMBER 30, 2000

                            SECURITY BANCSHARES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                           SPARTANBURG, SOUTH CAROLINA


                                    CONTENTS

                                                                         Page


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                        F-2

FINANCIAL STATEMENTS
     Balance sheet                                                        F-3
     Statement of operations                                              F-4
     Statement of changes in shareholders' deficit                        F-5
     Statement of cash flows                                              F-6

NOTES TO FINANCIAL STATEMENTS                                     F-7 and F-8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




The Directors
Security Bancshares, Inc.
Spartanburg, South Carolina


     We have audited the accompanying balance sheet of Security Bancshares, Inc. (a development stage enterprise) as of September 30, 2000 and the related statements of operations, changes in shareholders' deficit and cash flows for the period from October 9, 1997 (inception) through September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Bancshares, Inc. (a development stage enterprise) as of September 30, 2000 and the results of its operations and its cash flows for the period from October 9, 1997 through September 30, 2000 in conformity with generally accepted accounting principles.






October 11, 2000

                            SECURITY BANCSHARES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                  BALANCE SHEET
                               SEPTEMBER 30, 2000


                                     ASSETS

ASSETS
   Cash and cash equivalents                                        $     1,233
   Deferred stock offering costs                                         15,000
                                                                    -----------
       Total assets                                                 $    16,233
                                                                    ===========

                      LIABILITIES AND SHAREHOLDERS' DEFICIT

LIABILITIES
   Line of credit                                                   $   254,321
   Interest                                                               2,000
   Salaries                                                               2,163
   Payroll taxes                                                          2,004
                                                                    -----------
       Total liabilities                                                260,488
                                                                    -----------

COMMITMENTS AND CONTINGENCIES - Note 3

SHAREHOLDERS' DEFICIT
   Preferred stock, 200,000 shares authorized, none issued                    -
   Common stock, par value $.01 per share, 3,000,000 shares
     authorized, 15 shares issued                                             -
   Additional paid-in capital                                            22,000
   Retained deficit accumulated during the development stage           (266,255)
                                                                    -----------
       Total shareholders' deficit                                     (244,255)
                                                                    -----------
       Total liabilities and shareholders' deficit                  $    16,233
                                                                    ===========

















    The accompanying notes are an integral part of this financial statement.

                            SECURITY BANCSHARES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF OPERATIONS
                 For the period from October 9, 1997 (inception)
                           through September 30, 2000


EXPENSES
   Consulting fees                                             $       166,433
   Salariesand payroll taxes                                            53,523
   Interest                                                             25,047
   Travel                                                                4,420
   Occupancy                                                             4,021
   Other                                                                12,811
                                                               ---------------
       Total expenses and loss from pre-operating activities   $      (266,255)
                                                               ===============



































    The accompanying notes are an integral part of this financial statement.


                            SECURITY BANCSHARES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                  STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
                 FOR THE PERIOD FROM OCTOBER 9, 1997 (INCEPTION)
                           THROUGH SEPTEMBER 30, 2000


                                                                                           RETAINED
                                                                                            DEFICIT
                                                                                          ACCUMULATED
                                                                        ADDITIONAL         DURING THE             TOTAL
                                                 COMMON STOCK             PAID-IN         DEVELOPMENT          SHAREHOLDERS'
                                              SHARES      AMOUNT          CAPITAL            STAGE               DEFICIT
                                              ------      ------        -----------      ------------         -------------

Proceeds from the sale of stock to
   shareholders and contributions by
   organizers                                     15     $      -       $    22,000      $           -        $      22,000

   Loss from pre-operating activities              -            -                 -           (266,255)            (266,255)
                                               -----     --------       -----------      -------------        -------------


Balance, September 30, 2000                       15     $      -       $    22,000      $    (266,255)       $    (244,255)
                                               =====     ========       ===========      =============        =============






























    The accompanying notes are an integral part of this financial statement.

                            SECURITY BANCSHARES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                             STATEMENT OF CASH FLOWS
                 For the period from October 9, 1997 (inception)
                           through September 30, 2000


NET CASH USED FOR PRE-OPERATING ACTIVITIES
   Net loss                                                 $      (266,255)
   Deferred stock offering costs                                    (15,000)
   Interest payable                                                   2,000
   Salaries payable                                                   2,163
   Taxes payable                                                      2,004
                                                            ---------------
         Net cash used for pre-operating activities                (275,088)
                                                            ---------------

FINANCING ACTIVITIES
   Proceeds from borrowings on line of credit                       254,321
   Proceeds from sale of stock                                       22,000
                                                            ---------------
         Net cash provided by financing activities                  276,321
                                                            ---------------
         Net increase in cash                                         1,233

CASH AND CASH EQUIVALENTS, OCTOBER 9, 1997 (inception)                    -
                                                            ---------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                    $         1,233
                                                            ===============

























    The accompanying notes are an integral part of this financial statement.

                            SECURITY BANCSHARES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

     Security Bancshares, Inc. (the "Company") is a South Carolina corporation organized for the purpose of owning and controlling all of the capital stock of Security National Bank (in organization) (the "Bank"). The Bank is being organized as a national bank under the laws of the United States with the purpose of becoming a new bank to be located in Spartanburg County, South Carolina. The Company has filed a charter application with the Office of the Comptroller of the Currency ("OCC") and an application for deposit insurance with the Federal Deposit Insurance Corporation ("FDIC"). Provided that the applications are timely approved and the necessary capital is raised, it is expected that banking operations will commence in the third quarter of 2001.

     The Company is a development stage enterprise as defined by Statement of Financial Accounting Standards (SFAS) No. 7, "Accounting and Reporting by Development Stage Enterprises", as it devotes substantially all its efforts to establishing a new business. The Company's planned principal operations have not commenced and revenue has not been recognized from the planned principal operations.

     The Company intends to sell a minimum of 550,000 shares and up to a maximum of 1,000,000 shares of its common stock at $10 per share. The offering will raise between $5,500,000 (minimum) and $10,000,000 (maximum) net of estimated underwriting discounts and commissions and offering expenses. The directors and executive officers of the Company plan to purchase 48,250 shares of common stock at $10 per share, for a total of $482,500. The organizers of the Company will be refunded initial contributions totaling $22,000.

YEAR-END
     The Company has adopted December 31 as its fiscal year end, effective for the period ending December 31, 2000. A minimal amount of organizational transactions occurring prior to the Company's incorporation have been combined in these financial statements for ease of presentation.

CASH EQUIVALENTS
     The  Company   considers  all  highly  liquid   investments  with  original
     maturities of three months or less to be cash equivalents.

DEFERRED STOCK OFFERING COSTS
     Deferred stock offering costs are expenses incurred by the Company in connection with the offering and issuance of its stock. The deferred stock offering costs will be deducted from the Company's additional paid-in capital after the stock offering. If the stock offering is deemed unsuccessful, all deferred stock offering costs will be charged to operations during the period in which the offering is deemed unsuccessful.

ORGANIZATION COSTS
     Organization costs include incorporation, legal and consulting fees incurred in connection with establishing the Company. In accordance with Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities," organization costs are expensed when incurred.

INCOME TAXES
     At September 30, 2000, no taxable income has been generated and therefore, no tax provision has been included in these financial statements. A net operating loss of $266,255 is available for carryforward to offset future taxable income.




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NOTE 2 - LINE OF CREDIT
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     The Company has  established  a $350,000 line of credit with a bank to fund operating expenses of the Company during the development stage. The line is uncollateralized and is guaranteed by the organizers. The line bears interest at the prime rate plus .5 percent and expires February 5, 2001. As of September 30, 2000, $254,321 is outstanding on this line of credit.


NOTE 3 - COMMITMENTS AND CONTINGENCIES
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     The Company has  engaged a law firm to assist in  preparing  and filing all organizational, incorporation, and bank applications and to assist in preparing stock offering documents and consummating the Company's initial offering. The aggregate cost of the services is expected to approximate $40,000 of which $9,000 has been expensed through September 30, 2000.

     The Company has entered into a 12-month operating lease for a building to serve as its first commercial bank office. The lease requires monthly payments of approximately $2,500, beginning in January, 2001.

     The Company engaged a bank consultant to assist in establishing the Bank and bank holding company. The aggregate cost of the services was $47,000.

     The Company has entered into an employment agreement with its president and chief executive officer that includes a three year compensation term, annual bonus, life insurance and stock options.

     The Company has entered into an option to purchase land in downtown Spartanburg. The option expires on January 27, 2001 and allows the Company to purchase the property for $7,500. Future plans are to construct its main office on this site.

























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